As filed with the Securities and Exchange Commission on March 11, 2008

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

INTESA SANPAOLO S.p.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

REPUBLIC OF ITALY

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Luigi L. De Ghenghi, Esq.

Emmet, Marvin & Martin, LLP

Davis Polk & Wardwell

120 Broadway

450 Lexington Avenue

New York, New York 10271

New York, New York 10017

(212) 238-3010

(212) 450-4000

It is proposed that this filing become effective under Rule 466

[] immediately upon filing

[] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  []

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing six ordinary Shares par value €0.52 Euros each of Intesa Sanpaolo S.p.A.	100,000,000 American Depositary Shares	$5.00	$5,000,000	$196.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

2

Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of Depositary

Introductory Paragraph

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of American Depositary

by one unit of American Depositary Shares

Receipt, upper right corner

(ii)

The procedure for voting, if any, the deposited

Paragraph (12)

securities

(iii)

The collection and distribution of dividends

Paragraphs (4), (5), (7) and

(10)

(iv)

The transmission of notices, reports and proxy

Paragraphs (8) and (12)

soliciting material

(v)

The sale or exercise of rights

Paragraphs (4), (5) and (10)

(vi)

The deposit or sale of securities resulting from

Paragraphs (4), (5), (10) and (13)

dividends, splits or plans of reorganization

(vii)

Amendment, extension or termination of the

Paragraphs (16) and (17)

deposit agreement

(viii)

Rights of holders of American Depositary Receipts

Paragraph (3)

to inspect the transfer books of the Depositary and

the list of holders of American Depositary Receipts

(ix)

Restrictions upon the right to deposit or

Paragraphs (1), (2), (4) and (5)

withdraw the underlying securities

(x)

Limitation upon the liability of the depositary

Paragraph (14)

3.  Fees and Charges

Paragraph (7)

Item – 2.

Available Information

Public reports made available by issuer

Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2008, among Intesa Sanpaolo, S.p.A., The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder including the form of American Depositary Receipt. - Filed herewith as Exhibit 1.

b.

Letter agreement dated March 11, 2008, among Intesa Sanpaolo, S.p.A., JPMorgan Chase Bank, N.A. and The Bank of New York. – Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 11,  2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, Par Value €.052 Euros, of Intesa Sanpaolo S.p.A.

By:

The Bank of New York,

  As Depositary

By:  /s/ Donald P. Glock

Name:  Donald P. Glock

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Intesa Sanpaolo S.p.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Milan, Italy on March 11, 2008.

INTESA SANPAOLO S.p.A.

By:  /s/ Corrado Passera

Name:  Corrado Passera

Title:    Managing Director and Chief

             Executive Officer

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Corrado Passera his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 11, 2008.

/s/ Enrico Salza

/s/ Joseph R. Semder

Name:  Enrico Salza

Name: Joseph R. Semder

Chairman of the Management Board

Vice President, Chief Compliance Officer

Intesa Sanpaolo S.p.A. New York Branch

Authorized U.S. Representative

/s/ Orazio Rossi

/s/ Bruno Picca

Name:  Orazio Rossi

Name: Bruno Picca

Deputy Chairman of the Management Board

Chief Accountant

(Principal Accounting Officer)

/s/ Elio Catania

/s/ Stefano Del Punta

Name:  Elio Catania

Name: Stefano Del Punta

Member of the Management Board

Head of Treasury

(Principal Financial Officer)

/s/ Giuseppe Fontana

/s/ Corrado Passera

Name:  Giuseppe Fontana

Name:  Corrado Passera

Member of the Management Board

Managing Director and Chief Executive Officer

(Principal Executive Officer)

/s/ Gian Luigi Garrino

/s/ Emilio Ottolenghi

Name:  Gian Luigi Garrino

Name:  Emilio Ottolenghi

Member of the Management Board

Member of the Management Board

/s/ Giovanni Battista Limonta

/s/ Giovanni Perissinotto

Name:  Giovanni Battista Limonta

Name:  Giovanni Perissinotto

Member of the Management Board

Member of the Management Board

/s/ Virgilio Marrone

/s/ Marcello Sala

Name:  Virgilio Marrone

Name:  Marcello Sala

Member of the Management Board

Member of the Management Board

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of ____________, 2008, among Intesa Sanpaolo S.p.A., The Bank of New York as Depositary, and all Holders from time to time of American Depositary Receipts issued thereunder including the form of American Depositary Receipt.

2

Letter agreement dated March 11, 2008, among Intesa Sanpaolo, S.p.A., JPMorgan Chase Bank, N.A. and The Bank of New York.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.